

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2023

William S. Burns
Senior Executive Vice President & Chief Financial Officer
ConnectOne Bancorp, Inc.
301 Sylvan Avenue
Englewood Cliffs, NJ 07632

> **Re: ConnectOne Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-40751**

Dear William S. Burns:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loan Portfolio, page 39

1. We note the tabular disclosure on page 40 detailing the composition of your gross loan portfolio, which includes commercial real estate ("CRE"). Given the significance of CRE in your total loan portfolio, please revise your disclosures, in future filings, to further disaggregate the composition of your CRE loan portfolio by separately presenting owner and non-owner occupied, by borrower type (e.g., by office, hotel, multifamily, etc.), geographic concentrations and other characteristics (e.g., current weighted average and/or range of loan-to-value ratios, occupancy rates, etc.) material to an investor's understanding of your CRE loan portfolio. In addition, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment.

Deposits, page 49

2.   Please revise future filings to disclose the information required by Item 1406(e) of Regulation S-K, or tell us where this information is disclosed within the Management's Discussion and Analysis of Financial Condition and Results of Operations.

3.   We note on page 91 that you held $935 million of nonreciprocal brokered time deposits as of December 31, 2022, compared to $215 million as of December 31, 2021. To the extent material, please revise future filings to provide additional quantitative and qualitative information explaining any material changes in the composition of your deposit base, such as increased reliance on brokered deposits including reciprocal deposit services, and the related impact on your funding costs and liquidity. In addition, discuss any factors driving such an increase in utilizing brokered deposits as a source of funding, and related impacts, if any, that brokered deposits have had on your interest expense, net interest income and deposit beta.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jee Yeon Ahn at 202-551-3673 or Robert Klein at 202-551-3847 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance